Service Expertise Integrity

EXHIBIT 99.1

NORTHERN TRUST CORPORATION

2008 UBS Global Financial Services Conference

Frederick H. Waddell
President & Chief Executive Officer

May 13, 2008

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2007 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Northern Trust

Service Expertise Integrity

Client-centric and Highly Focused



Northern Trust Clients
Institutional Clients
Personal Clients
Two Client Channels
Pension Funds
Large Corporations
Investment Management Firms
Foundations / Endowments / Healthcare
Insurance Companies
Government Agencies
Taft-Hartley
Individuals
Families
Asset Servicing
Asset Management
Banking
Highly Focused Business
Integrated Operations & Technology Platform
One Operating Platform

Northern Trust

Client-centric and Highly Focused

While we do adjust our actions to align with prevailing conditions, Northern Trust has resisted the temptation to change our business or risk profile to capitalize on temporarily shifting cycles.

Businesses Northern Trust is NOT in:

- Investment Banking
- Sub-Prime Mortgage Underwriting
- Asset Backed Commercial Paper Conduits
- Private Equity Bridge Financing
- Discount Brokerage
- American Depositary Receipts
- Credit Cards
- Retail Banking
- Consumer Finance
- Venture Capital
- Stock Transfer
- DC Record Keeping

Service Expertise Integrity

Personal Financial Services

Comprehensive, customized and innovative financial solutions for successful individuals, families, and their businesses.

Extensive Reach in High Growth Target Market

85 PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.



Washington (1)
Minnesota (1)
Michigan (3)
Wisconsin (1)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (19)
Ohio (1)
California (11)
Colorado (1)
Missouri (1)
Georgia (1)
Arizona (8)
Texas (7)
Florida (25)

Projected Annual Household Growth Rates

2007 - 2012



14.3%
9.9%
8.1%
$1-$10 Million
$10-$75 Million
$75+ Million
Growth Rate by Household Asset Size

Clients Are at the Center of Everything We Do

An holistic approach to supporting our clients' financial goals and aspirations

Private Banking
- Personal Credit Lines and Swing Loans
- Real Estate Development Loans
- Margin Loans
- Stock Option Lending
- Home Mortgages
- Equity Credit Lines

Trust Services
- Fiduciary Administration and Oversight
- Family Business Services
- Philanthropic Services
- Estate Settlement Services
- Real Estate and Farm Management
- Asset Custody
- Minerals Management

Asset Management
- Structured Investment Services
- Asset Allocation
- Equity Investing
- Fixed Income Investing
- Short-Term Asset Management
- Indexing
- Alternative Investments
- Single Stock Strategies

Financial Planning
- Retirement Planning
- Estate Planning
- Tax Planning
- Stock Option Planning
- Asset Allocation
- 529 Plans


CLIENT
CREATING A LEGACY
PHILANTHROPIC SERVICES
BUILDING & MANAGING WEALTH
BANKING & INVESTMENTS
PROTECTING & TRANSFERRING WEALTH
TRUST & ESTATE SERVICES
FINANCIAL PLANNING

Online Access
- Access to Your Banking, Trust, Investment Management, Mutual Funds and Brokerage Information, via Northern Trust Private Passport ® and Wealth Passport ®

Wealth Management Group
- Family Office Support
- Multigenerational Wealth Management
- Global Asset Servicing for Multi-Manager Investment Programs
- Data Aggregation and Customized Reporting
- Tax Lot and Partnership Accounting
- Investment Consulting and Performance Measurement

Retirement Services
- Qualified Plan Services
- Defined Benefit Plans
- Defined Contribution Plans
- Recordkeeping
- Investment Management
- Benefit Payment Services

Corporate Banking
- Working Capital and General Corporate Loans
- Secured and Cash Flow Lending
- Acquisition Financing
- Industrial Development Bonds
- Equipment Finance and Leasing

Brokerage
- Full-Service Brokerage
- Money Market Instruments
- Safekeeping

Our Focus on the Affluent Market is Unmatched

Private Client Revenues

(As a Percentage of Total Company Revenues, Full Year 2007)


42%
35%
30%
16%
12%
10%
10%
9%
5%
Northern Trust
Merrill Lynch*
Wilmington Trust
Citigroup
Bank of America
Bank of NY Mellon
Goldman Sachs
JP Morgan Chase
Wachovia

Source: Company Fourth Quarter 2007 Earnings Release reports; *Merrill Lynch percentage based on 2006 data

Largest Personal Trust Provider in the U.S.

Largest Personal Trust Bank in U.S.
Source: SNL Financial



	Personal Trust Assets ($ Billions)
1. Northern Trust	**$205.3**
2. Bank of America	127.5
3. JPMorgan Chase	84.5
4. Citigroup	69.9
5. Wachovia	61.9
6. Bank of NY Mellon	50.7
7. U.S. Bancorp	42.9
8. Wells Fargo	42.2
9. PNC Financial	35.3
10. SunTrust	27.3

Source: SNL Financial; As of December 31, 2007

Spotlight: Outstanding Growth in Wealth Management

Wealth Management – Assets Under Custody

($ Billions)

Industry Leading Provider to the Wealthiest Families:

- ~400 family relationships in 15 countries
- Average relationship size = $470+ million
- 20% of *Forbes 400 Richest Americans*
- AUC CAGR 1997-1Q08 = 21%
- S&P 500 CAGR 1997-1Q08 = 3%


$28
$38
$52
$61
$65
$65
$82
$101
$114
$160
$195
$189
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
3/31/08

Northern Trust

Service Expertise Integrity

Service

Expertise

Integrity

Corporate & Institutional Services

Global leader in managing the sophisticated financial needs of corporations, public entities, foundations, endowments, insurance companies and investment managers worldwide.

Positioned Globally for Growth

Positioned to serve clients locally and capitalize on global opportunities.


North America
Chicago (Corporate Headquarters)
Toronto
New York
Europe, Middle East, & Africa
Dublin
Limerick
Guernsey
Jersey
London
Amsterdam
Luxembourg
Abu Dhabi
Asia Pacific
Tokyo
Beijing
Hong Kong
Bangalore
Singapore
Melbourne
17 Locations Worldwide
Clients in 41 Countries
Trade Settlement in 90+ Markets

Northern Trust

Service Expertise Integrity

A Worldwide Leader in the Institutional Marketplace

Asset Management

- Cash
- Active
- Quantitative
- Securities Lending
- Manager of Managers
- Foreign Exchange
- Transition Management
- Commission Management

Asset Servicing

Risk Management Services

- Attribution Analysis
- Value at Risk
- Cross-Border Pooling patent pending
- Compliance Monitoring
- Market Event Analytics
- Socially Responsible Investing

Information Services

- Accounting
- Reporting
- Valuation
- Rates of Return
- Multinational HQ Reporting
- Regulatory Reporting

Fund Services

- Fund Accounting
- Investment Operations Outsourcing
- Active Collateral Management
- Hedge Fund Administration
- Private Equity Administration
- Property Administration

Asset Servicing

- Safekeeping
- Settlement
- Income Collection
- Corporate Actions

Northern Trust

Strong Presence in Target Institutional Segments

Pension Plans

Of the Top	Northern Serves
100 U.S. Corporate Plans	40%
200 U.S. Funds	40%
200 U.K. Funds	29%

Public Funds / Taft-Hartley

Of the Top	Northern Serves
25 Taft-Hartley Funds	40%
100 U.S. Public Funds	37%
U.K. Local Authority	30%

Foundations, Endowments & Healthcare

Of the Top	Northern Serves
50 U.S. Foundations	30%
50 U.S. Endowments	26%
50 U.S. Healthcare Funds	36%

Fund Administration

- Serves 27% of the Top 200 Asset Managers in the world
- #1 Provider of Offshore Private Equity Fund Administration services in Europe
- Fund Administrator for more funds in Ireland and Guernsey than any other provider

Source: Pensions and Investments 21 January 2008 (US Pensions), 24 December 2007 (Foundations & Endowments), 28 May 2007 (Asset Managers); Pension Funds and Their Advisors, 2007 (UK Funds); Money Market Directory, 2007 (Healthcare Funds); Lipper Fitzrovia Dublin Fund Encyclopaedia, Administrators, 2006/2007; Lipper Fitzrovia Guernsey Fund Encyclopaedia, Administrators, 2006/2007.

Spotlight: Increasing Contribution from International Activities

% of Northern Trust Corporation Net Income* resulting from International Activities


7%
9%
16%
16%
16%
23%
21%
19%
22%
24%
21%
24%
27%
29%
35%
46%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

*2007 net income excludes the impact of the VISA indemnification charge

Northern Trust

Service Expertise Integrity

Northern Trust Global Investments

Global, multi-asset class investment manager providing private and institutional clients with comprehensive, value-added investment solutions.

Diversified, World Class Investment Manager

$778.6 Billion

Assets Under Management as of March 31, 2008

A Diversified Asset Manager

Across Asset Classes



Short Duration $387 Billion (50%)
Equities $283 Billion (36%)
Other $11 Billion (1%)
Fixed Income $98 Billion (13%)

Across Client Segments



Personal $146 Billion
Institutional $633 Billion

Across Styles



Active $457 Billion (59%)
Quantitative $281 Billion (36%)
Manager of Managers $41 Billion (5%)

A Continuum of Investment Solutions

PRODUCT BREADTH

Active Investment Management

- **Growth & Value Equity**
- **Short & Long Duration Fixed Income**

Quantitative Management

- **Index & Enhanced Capabilities**

Manager of Managers

- **Investment Program Solutions**
- **Emerging & Minority Programs**
- **Alternative Investments**

Multi-Advisor Funds
Hedge Funds
Private Equity
Canadian & UK Programs
Int'l/US Equity Manager of Managers
Minority and Emerging Managers
Investment Program Solutions
International Equities
EAFE Index
Technology
Small Cap Growth
Mid Cap Growth
Large Cap Growth
Large Cap Value
Exchange Fund
Socially Responsible
Tax Advantaged
Enhanced Index Funds
Fixed Income and Equity Index Funds
International Fixed Income
High Yield
Core Fixed Income
Municipals
Government
Short/Intermediate Duration Fixed Income
Stable Value
Cash Management

Methods of Delivery:

Separate Accounts
Collective Funds
Common Funds
Mutual Funds

Investment Options

Strong Growth in Assets Under Management

Assets Under Management

$ Billions

12/31/97 to 3/31/08	CAGR
Northern Trust	**14%**
S&P 500	3%


$197
$233
$292
$326
$320
$303
$479
$572
$618
$697
$757
$779
Acquired $75 of Index Assets
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
3/31/08

Northern Trust

Service Expertise Integrity

Service Expertise Integrity

Financial Performance

Differentiated Business Model

Revenue Stream – Dominated by Fee Income

- 74% of Total Revenues derived from Non-Interest Income in 2007.
  - Top 20 Bank average equaled 48%.

Top 20 Bank Source: SNL Financial

Differentiated Business Model

Revenue Stream – Dominated by Fee Income

- 74% of Total Revenues derived from Non-Interest Income in 2007.
  - Top 20 Bank average equaled 48%.

Loan Portfolio – High Quality

- Nonperforming assets represented only 0.13% of total outstanding loans as of March 31, 2008.
  - Top 20 Bank average equaled 0.87%.*
- Nonperforming assets were covered 4.6x by credit loss reserves as of March 31, 2008.
  - Top 20 Bank average equaled 2.3x.*

Top 20 Bank Source: SNL Financial; *As of December 31, 2007

Differentiated Business Model

Revenue Stream – Dominated by Fee Income

- 74% of Total Revenues derived from Non-Interest Income in 2007.
  - Top 20 Bank average equaled 48%.

Loan Portfolio – High Quality

- Nonperforming assets represented only 0.13% of total outstanding loans as of March 31, 2008.
  - Top 20 Bank average equaled 0.87%.*
- Nonperforming assets were covered 4.6x by credit loss reserves as of March 31, 2008.
  - Top 20 Bank average equaled 2.3x.*

Securities Portfolio – High Quality and Short Duration

- 92% of Northern Trust's total securities portfolio was composed of triple-A rated securities as of March 31, 2008.
- 75% of Earning Assets reprice or mature within one year as of December 31, 2007.
  - Top 20 Bank average equals 52%.*
- 78% of Interest-Bearing Deposit liabilities reprice or mature within one year as of December 31, 2007.
  - Top 20 Bank average equals 48%.*

Northern Trust

Top 20 Bank Source: FR Y-9C reports and SNL Financial; *As of December 31, 2007

Strong Performance in First Quarter 2008

- **Tumultuous environment** continued in First Quarter 2008
  - 3/31/08 vs 3/31/07: S&P 500 -6.9%; EAFE -16.9%

NTRS' First Quarter 2008:

- **Record** operating net income, up 24% vs First Quarter 2007
- **Record** total revenues, up 19% vs First Quarter 2007
- 6% **growth** in assets under custody vs First Quarter 2007
- 3% **growth** in assets under management vs First Quarter 2007
- Operating EPS: Completed **13th consecutive quarter** of double-digit, year-over-year growth
- Common Equity: Completed **80th consecutive quarter** of growth
- Credit quality improved: **nonperforming assets decreased** and **reserve ratios improved** vs First Quarter 2007
- **No** securities or leveraged loan **write-downs**

Northern Trust

Note: Operating results exclude the effects of VISA items recognized in First Quarter 2008

Well Positioned for Future Success

Success Due to Enduring Principles and Strategies:

- ✓ Attractive Demographic Markets
- ✓ Focused and Conservative Strategy
- ✓ Client Centricity
- ✓ Consistent Leadership and Philosophy
- ✓ Excellence in Execution

Northern Trust

Service Expertise Integrity

Service Expertise Integrity

NORTHERN TRUST CORPORATION

2008 UBS Global Financial Services Conference

Frederick H. Waddell
President & Chief Executive Officer

May 13, 2008